Exhibit 99.1

Mountain Province Diamonds Announces First Quarter 2020 Production and Sale Results and Partial Drawdown of Credit Facility

TSX and OTCQX: MPVD

TORONTO and NEW YORK, April 20, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX & OTCQX: MPVD) today announces production and sales results for the first quarter ended March 31, 2020 ("the Quarter" or "Q1 2020") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

The Company also reports that it has drawn US$25 million from its revolving credit facility amid the uncertainty surrounding the COVID-19 pandemic. As reported previously in the press release dated March 17, 2020, the Company's formal sales in Antwerp have been suspended until further notice as a result of the global lock down of nonessential services. In addition, and at the present time, the Gahcho Kué Mine and Plant continue to operate albeit the virus has impacted operations and performance due to a decision to send home employees and contractors from remote Northwest Territories communities and those at higher risk of serious complications from COVID-19. The site has implemented numerous precautionary measures over the past few weeks to ensure, as far as possible, a safe working environment for all employees and contractors travelling to and from site as well as at the support offices in Yellowknife, Calgary, and Toronto. As such, the drawn funds will be used for general operating expenses.

The Company, along with its JV Partner, De Beers Canada Inc. are reviewing all capital and exploration expenses and will be halting most long-term and noncore projects during this time. The JV partners are also assessing all possible operating scenarios and potential impacts on 2020 production outlook and will provide further details to the market accordingly.

Q1 Highlights

(all figures reported on a 100% basis unless otherwise stated)

  9,356,785 total tonnes mined, a 2% decrease on comparable period (Q1 2019: 9,528,018).
  1,029,579 ore tonnes mined, a 70% increase on comparable period (Q1 2019: 605,027).
  902,506 ore tonnes treated, a 4% increase on comparable period (Q1 2019: 870,949).
  1,655,121 carats recovered at an average grade of 1.83 carats per tonne, 4% higher than comparable quarter (Q1 2019: 1,584,552 carats at 1.82).

Q1 2020 Production Figures

	2020 Q1	2019 Q1	YoY Variance
Total tonnes mined (ore and waste)	9,356,785	9,528,018	-2%
Ore tonnes mined	1,029,579	605,027	70%
Ore tonnes treated	902,506	870,949	4%
Carats recovered	1,655,121	1,584,552	4%
Carats recovered (49% share)	811,009	776,431	4%
Recovered grade (carats per tonne)	1.83	1.82	1%

Q1 2020 Diamond Sales

In Q1 2020, 659,318 carats were sold at an average value of $99 per carat (US$75 per carat) for total proceeds of $65.4 million (US$49.2 million) in comparison to 643,739 carats sold at an average value of $94 per carat (US$71 per carat) for total proceeds of $60.7 million (US$45.8 million) in Q1 2019.

The Company's sales, as previously stated, have been halted indefinitely. In the meantime, alternative sale strategies are being explored and will be considered if deemed viable.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"During this unprecedented time, the health and safety of our people, their families, and the communities in which we operate remains our top priority. Our JV partner, De Beers Canada Inc., in consultation with the Government of the Northwest Territories has implemented numerous precautionary measures over the past few weeks to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, have been implemented. We have halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew rotation from two weeks to four weeks to further reduce travel. Furthermore, we continue to follow public health guidelines for COVID-19, such as physical distancing protocols to the best of our abilities. We are extremely proud of our workforce and during this difficult time I would like to thank everyone for all their hard work, dedication, and continued support.

"Our Q1 2020 production figures were in line with expectations and slightly improved compared to the equivalent period last year. Looking ahead however, and as a result of the COVID-19 pandemic, our full year 2020 production guidance will be revised. We are currently working through various planning scenarios to fully assess the impact on production and will communicate this to the market when we have more clarity and certainty on what the future may look like."

****

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada Inc. in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content to download multimedia:http://www.prnewswire.com/news-releases/mountain-province-diamonds-announces-first-quarter-2020-production-and-sale-results-and-partial-drawdown-of-credit-facility-301043231.html

SOURCE Mountain Province Diamonds Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2020/20/c0613.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, VP Corp Dev & Tech Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:30e 20-APR-20